CONSENT OF QUALIFIED PERSON

To:           Grand Peak Capital Corp.
British Columbia Securities Commission
           Alberta Securities Commission
Manitoba Securities Commission

Dear Sirs/Mesdames:

Re: Grand Peak Capital Corp. (the "Company") – Consent

I, Mario Justino, P. Geo., do hereby consent to the public filing of the technical report titled: "Technical Report on Au-Cu-Ni-PGE Potential of the Nico Property" dated February 23, 2009 (the "Technical Report"), and to abstracts from, or summary of, the Technical Report in the Company's Notice of Meeting and Management Information Circular for an Annual General and Special Meeting of Shareholders in respect of an Arrangement between the Company and Lucky Minerals Inc. dated February 23, 2009 (the "Information Circular") with any stock exchange or other regulatory authority.

I also certify that I have read the Information Circular, and agree that it fairly and accurately represents the information in the Technical Report that supports the disclosure. .

Dated this 23rd day of February, 2009.

/s/ "Mario Justino"
Mario Justino, P. Geo.